Exhibit 99.1

Emera Declares Quarterly Dividends*

July 15, 2026

HALIFAX, Nova Scotia—(BUSINESS WIRE) — On July 13, 2026, the Board of Directors of Emera Inc. (TSX/NYSE: EMA) declared quarterly dividends on its common shares and First Preferred Shares, each of which is payable on and after August 17, 2026 to the applicable shareholders of record at the close of business on August 3, 2026, as follows:

1.	$0.73250 per common share;

2.	$0.30940 per Series A First Preferred Share;

3.	$0.40213 per Series C First Preferred Share;

4.	$0.28125 per Series E First Preferred Share;

5.	$0.35931 per Series F First Preferred Share;

6.	$0.39525 per Series H First Preferred Share;

7.	$0.39660 per Series J First Preferred Share; and

8.	$0.28750 per Series L First Preferred Share.

Emera Inc. hereby notifies the shareholders of its common shares and its First Preferred Shares that such dividends declared qualify as eligible dividends pursuant to the Income Tax Act (Canada) and corresponding provincial legislation.

*	This release corrects a clerical error in the presentation of the rate for the Series J First Preferred Share in the press release issued on July 13, 2026. The content is otherwise unchanged.

About Emera

Emera (TSX/NYSE: EMA) is a leading North American provider of energy services headquartered in Halifax, Nova Scotia, with investments in regulated electric and natural gas utilities, and related businesses and assets. The Emera family of companies delivers safe, reliable energy to approximately 2.6 million customers in the United States, Canada and the Caribbean. Our team of 7,600 employees is committed to our purpose of energizing modern life and delivering a cleaner energy future for all. Emera’s common and preferred shares are listed and trade on the Toronto Stock Exchange and its common shares are listed and trade on the New York Stock Exchange. Additional information can be accessed at www.emera.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Contacts

Emera Inc.

Investor Relations:

Dave Bezanson – SVP Capital Markets

902-474-2126

Dave.Bezanson@emera.com

Media:

Emera Corporate Communications

media@emera.com